UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SHL TELEMEDICINE LTD.

(Name of Issuer)

American Depositary Shares, each representing one ordinary share, par value NIS 0.01 per share

(Title of Class of Securities)

78423T200

(CUSIP Number)

Ilana Freundlich

94 Yigal Alon Street, Tel Aviv 6789155, Israel

+972-3-5611152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78423T200	Page 2 of 7

1	NAME OR REPORTING PERSON Danbar Finance Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 726,893
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 726,893
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 726,893
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Matan Wulkan and Nir Rotenberg are the shareholders of Danbar Finance Ltd. (“Danbar”). Mr. Wulkan and Mr. Rotenberg are the sole directors of Danbar. Mr. Rotenberg has been nominated to become a director of SHL Telemedicine Ltd. (the “Issuer”) upon receiving requisite approval of the Issuer’s shareholders at the Issuer’s next annual general meeting of shareholders. Danbar, Mr. Wulkan and Mr. Rotenberg are collectively referred to as the “Reporting Persons”.
(2)	Based on a total of 16,392,754 ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), outstanding as of August 20, 2023, as reported by the Issuer to the Reporting Persons.

CUSIP No. 78423T200	Page 3 of 7

1	NAME OR REPORTING PERSON Matan Wulkan(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,533(2)
	8	SHARED VOTING POWER 726,893
	9	SOLE DISPOSITIVE POWER 75,533(2)
	10	SHARED DISPOSITIVE POWER 726,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 802,426
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Matan Wulkan is a director and a shareholder of Danbar.
(2)	The 75,533 Ordinary Shares are held of record by Miri Wulkan, Mr. Wulkan’s mother. Mr. Wulkan has sole voting and dispositive power over such Ordinary Shares.
(3)	Based on a total of 16,392,754 Ordinary Shares, outstanding as of August 20, 2023, as reported by the Issuer to the Reporting Persons.

CUSIP No. 78423T200	Page 4 of 7

1	NAME OR REPORTING PERSON Nir Rotenberg(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,900
	8	SHARED VOTING POWER 726,893
	9	SOLE DISPOSITIVE POWER 18,900
	10	SHARED DISPOSITIVE POWER 726,893

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 745,793
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Nir Rotenberg is a director and a shareholder of Danbar.
(2)	Based on a total of 16,392,754 Ordinary Shares, outstanding as of August 20, 2023, as reported by the Issuer to the Reporting Persons.

CUSIP No. 78423T200	Page 5 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Ordinary Shares of SHL Telemedicine Ltd. (the “Issuer”).

The principal executive offices of the Issuer are located at 90 Yigal Alon Street, Tel Aviv 67891, Israel.

Item 2. Identity and Background.

(a)	This statement on Schedule 13D is filed on behalf of each of the following Reporting Persons:

Danbar Finance Ltd. (“Danbar”), a company organized under the laws of the State of Israel.

Matan Wulkan, a citizen of the State of Israel. Mr. Wulkan is a director and a shareholder of Danbar.

Nir Rotenberg, a citizen of the State of Israel. Mr. Rotenberg is a director and a shareholder of Danbar.

(b)	The Reporting Persons’ business address is 94 Yigal Alon Street, Tel Aviv 6789155, Israel.

(b)	The principal occupation of Danbar is to make investments in entities. The principal occupation of Mr. Wulkan is a professional accountant. The principal occupation of Mr. Rotenberg is an economist.

(d) (e)	None of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	See Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration.

The Ordinary Shares to which this statement on Schedule 13D relates are those held directly by the Reporting Persons and those beneficially owned by the Reporting Persons, in light of their shared voting power over the Ordinary Shares. The Reporting Persons purchased the Ordinary Shares held by them directly using their personal funds.

Item 4. Purpose of Transaction.

All of the Issuer’s securities directly owned by the Reporting Persons were acquired for investment purposes.

On December 6, 2023, Danbar wrote to the Issuer to request that Mr. Rotenberg be appointed to the board of directors of the Issuer and that such proposal will be included on the agenda for the next annual general shareholders’ meeting of the Issuer. If elected, Mr. Rotenberg intends to engage in communications with the board of directors and management of the Issuer regarding opportunities to enhance shareholder value.

Each Reporting Person intends to closely monitor its investments and may from time to time take advantage of opportunities presented to it. Each Reporting Person may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon each Reporting Person’s continuing review of its investments and various other factors, including those mentioned above, each Reporting Person may (subject to any applicable securities laws) decide to sell all or any part of the Ordinary Shares it owns from time to time, although each Reporting Person has no current plans to do so. Except as set forth above, each Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 78423T200	Page 6 of 7

Item 5. Interest in Securities of the Issuer.

(a) (b)	Number and percentage of Issuer Ordinary Shares beneficially owned by each Reporting Person:

Reporting Person	Number of Ordinary Shares		Percentage of Class(1)
Danbar Finance Ltd.	726,893	(2)	4.4%
Matan Wulkan	802,426	(3)	4.9%
Nir Rotenberg	745,793	(4)	4.6%

(1)	Based on a total of 16,392,754 Ordinary Shares, outstanding as of August 20, 2023, as reported by the Issuer to the Reporting Persons.
(2)	Danbar is deemed to beneficially own 726,893 Ordinary Shares held by it directly.
(3)	Mr. Wulkan is deemed to beneficially own 802,426 Ordinary Shares, consisting of: (i) 75,533 Ordinary Shares held of record by Miri Wulkan, Mr. Wulkan’s mother. Mr. Wulkan has sole voting and dispositive power over such Ordinary Shares, and (ii) 726,893 Ordinary Shares held by Danbar, over which Mr. Wulkan shares voting and dispositive power with Mr. Rotenberg.
(4)	Mr. Rotenberg is deemed to beneficially own 745,793 Ordinary Shares, consisting of: (i) 18,900 Ordinary Shares held directly, and (ii) 726,893 Ordinary Shares held by Danbar, over which Mr. Rotenberg shares voting and dispositive power with Mr. Wulkan.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The have been no transactions in the Ordinary Shares by the Reporting Persons during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Except as set forth below, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies:

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 26, 2023, by and between the Reporting Persons.

CUSIP No. 78423T200	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2023

DANBAR FINANCE LTD.

	By:	/s/ Matan Wulkan
	Name:	Matan Wulkan
	Title:	Director

MATAN WULKAN

/s/ Matan Wulkan

NIR ROTENBERG

/s/ Nir Rotenberg